

Mail Stop 3561

December 10, 2008

Nicholas D. Chabraja
Chairman and Chief Executive Officer
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042

> **Re:** **General Dynamics Corporation**
> **Schedule 14A**
> **Filed: March 21, 2008**
> **File No. 001-3671**

Dear Mr. Chabraja:

  We have reviewed your filing and have the following comments. Where indicated, we think you should implement these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or implementation is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comparative Survey Data, page 22

1. We note that you have identified the benchmark companies comprising the Compensation Survey Group ("CSG"). However, it is unclear whether named executive officers are also benchmarked against the companies in the Total Compensation Measurement ("TCM") database. In future filings, please revise your disclosure to clarify whether named executive officers' compensation is benchmarked against both the CSG and TCM database. To the extent that the TCM database is used for benchmarking purposes for named executive officers, please confirm that you will identify in your future filings all companies comprising that database. Lastly, if you have

benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each benchmarking group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

<u>Summary Compensation Table, page 30</u>

2.   With respect to future filings, please consider whether your annual cash incentive compensation is most appropriately characterized as a bonus or as non-equity compensation.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Attorney - Advisor